United States securities and exchange commission logo





                             April 27, 2020

       Dawn Dickson
       Chief Executive Officer
       Solutions Vending International, Inc.
       1275 Kinnear Ave
       Columbus, OH 43212

                                                        Re: Solutions Vending
International, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed March 31,
2020
                                                            File No. 024-11184

       Dear Ms. Dickson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed March 31, 2020

       Prospectus Cover Page, page 1

   1. You state that there is no minimum that is required to be raised in this offering. We note, however, that the
Escrow Services Agreement provides for a minimum offering amount of
                                                        $10,000. Please
reconcile the discrepancy.
   2. You disclose that up to 909,090 shares may be issued as bonus shares to StartEngine
                                                        OWNers. Please disclose
the effective discount to the offering price that will result from the issuance of the
bonus shares. Clarify whether there is a record date on which
                                                        StartEngine OWNers are
deemed eligible to participate in the bonus program. Finally, disclose: (i) whether
the bonus shares will be paid for by Solutions Vending International,
                                                        Inc. or StartEngine
Crowdfunding, Inc. and (ii) whether any consideration was exchanged by either StartEngine
Crowdfunding. Inc. or Solutions Vending International, Inc. for
                                                        participation in
StartEngine Owner's Bonus Program.
 Dawn Dickson
FirstNameVending International, Inc.
Solutions LastNameDawn Dickson
Comapany NameSolutions Vending International, Inc.
April 27, 2020
Page 27,
April 2 2020 Page 2
FirstName LastName
3. It appears that StartEngine Primary, LLC and its affiliate StartEngine Crowdfunding, Inc.
         may be acting as underwriters. If so, please identify them as such or explain why they are not underwriters.
Risk Factors, page 3

4. Please add separate risk factors that discusses the specific challenges and uncertainties regarding the sale of each Regulated Product that you intend to sell through a vending machine or kiosk, including pharmaceuticals, tobacco, gaming, and alcohol.
The subscription agreement includes an exclusive venue provision, page 10

5. Please disclose whether the forum selection provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.
Plan of Distribution
Escrow Agent, page 17

6. You state that investor funds will be held in an escrow account. Please expand to disclose the events or contingencies that must occur for the funds to be released to you. Also clarify under what circumstances escrowed funds may be returned to investors and explain the procedures and anticipated timing.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Plan of Operations, page 27

7. We note you intend to acquire a related technology company during Q2 of 2020. Please disclose the material terms of your planned acquisition and whether you intend to use the proceeds of this offering for that acquisition.
Financial Statements, page F-1

8. Refer to your disclosure of development services provided by Big Kitty Labs on page 32.
         Please include disclosure of the related party transaction on the face of the income statement or in the notes to the 2019 financial statements.
 Dawn Dickson
Solutions Vending International, Inc.
April 27, 2020
Page 3
9. Please remove the reference to the Independent Auditor's Report on pages F-2, F-3, F-4 and F-5, as the interim financial statements are unaudited.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland,
Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameDawn Dickson
                                                             Division of
Corporation Finance
Comapany NameSolutions Vending International, Inc.
                                                             Office of
Technology
April 27, 2020 Page 3
cc:       Jeffrey Marks
FirstName LastName